Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

December 18, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Flower Turbines, Inc. Offering Statement on Form 1-A File No. 024-11330

Dear Mr. Foland:

On behalf of our client, Flower Turbines, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on December 22, 2020, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks